United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
Thrift and Savings Plan For Employees of
Sentinel Transportation, LLC
(Full title of plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation, LLC has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC Dated: June 29, 2009
/S/ Marilyn Shaw
Marilyn Shaw
Human Resources Manager

THRIFT AND SAVINGS PLAN FOR EMPLOYEES OF
SENTINEL TRANSPORTATION, LLC
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 29, 2009

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value:
Plan interest in DuPont and Related Companies
Defined Contribution Plan Master Trust	$26,650,263	$19,138,195
Company stocks	2,130,488	3,976,864
Mutual funds	469,935	8,520,214
Common collective trust funds	—	1,659,458
Participant-directed Brokerage Account	246,237	—
Participant loans	1,444,161	1,318,059

Total investments	30,941,084	34,612,790

Receivables:
Employer’s contributions	1,568,319	1,234,470
Participants’ contributions	94,859	—
Investment income	13,792	12,557

Total receivables	1,676,970	1,247,027

Cash	—	51,329

Total assets	32,618,054	35,911,146

Liabilities
Other liabilities	143,906	—

Net assets available for benefits, at fair value	32,474,148	35,911,146

Adjustments from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	313,361	(370,930)

Net assets available for benefits	$32,787,509	$35,540,216

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income:
Interest	$109,051	$98,858
Dividends	156,058	852,763

Total investment income	265,109	951,621

Net investment gain from Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	—	940,301

Contributions:
Employer’s contributions	3,361,059	2,853,501
Participants’ contributions	2,687,903	2,287,215
Rollovers	235,374	1,081,904

Total contributions	6,284,336	6,222,620

Total additions	6,549,445	7,757,294

Deductions:
Net depreciation in fair value of investments	2,717,981	357,248
Net investment loss from Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	2,767,339	—
Benefits paid to participants	3,816,004	3,878,488
Administrative expenses (net)	828	740

Total deductions	9,302,152	4,236,476

Net (decrease) increase	(2,752,707)	3,878,066

Net assets available for benefits:
Beginning of year	35,540,216	31,662,150

End of year	$32,787,509	$35,540,216

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General

Sentinel Transportation Company (the “Company” or “Sentinel”) became a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”) in December 1995. Prior to its incorporation, the Company was part of Conoco, Inc.’s (“Conoco”) downstream operation. As part of Conoco, eligible employees of such operation participated in the Thrift and Savings Plan for the Employees of Conoco.
With the incorporation of the Company, Conoco employees dedicated to such operations were transferred to and became Sentinel employees. Sentinel’s Board of Directors adopted, effective January 1, 1996, the Thrift and Savings Plan for Employees of Sentinel Transportation Company to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).
Effective January 1, 2000, the Company merged into a joint venture operating as a limited liability company (LLC) under the name Sentinel Transportation, LLC whose members are DuPont (80%) and Conoco (20%).
The purpose of the Plan is to encourage and assist employees to systematically save a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, are eligible to participate in the Plan. Regular full-time employees are eligible to participate in the Plan on the first day of the calendar month following their date of hire as an employee.
Administration
The Plan Administrator is the Employee Benefit Plans Board, whose members are appointed by the Company. The Company holds authority to appoint trustees and has designated Merrill Lynch Trust Company of America (“Merrill Lynch”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan. Merrill Lynch also provides recordkeeping and participant services.
Effective January 28, 2008, the Plan entered into a Master Trust Agreement with Northern Trust to establish a new DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”), which replaced the Master Trust held under Merrill Lynch. The objective of the new Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, has responsibility to oversee the investments’ managers and evaluate funds’ performances under the Master Trust, except for the Stable Value Fund, which is managed by DCMC.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
Effective January 28, 2008, the Plan’s investment elections offered prior to 2008, with the exception of the Company Stocks and the Stable Value Fund, were closed to new contributions. Participants were allowed to hold balances in some of the closed funds until April 2009, or transfer out some or all of the balances at any time, but were not permitted to invest additional contributions or request a fund transfer into these funds.
When the new investment choices became available, the following funds were liquidated and re-invested in similar predetermined investment funds in the Master Trust or in accordance with selections made at the discretion of each participant:
•	Blackrock Balanced Capital Fund Class I

•	Blackrock Fundamental Growth Fund Class I

•	MFS Total Return Fund Class A

•	MFS Research Fund

•	Barclays 3-Way Asset Allocation Fund

•	Merrill Lynch Small Capital Index CT Tier 2

•	Merrill Lynch Equity Index TR Tier 6

•	Merrill Lynch International Index CT Tier 2

•	Fidelity Growth & Income Fund Class A
The ConocoPhillips Stock Fund was closed to new investments by Plan participants during previous years. Plan participants may not invest additional contributions or request a fund transfer into this fund. However, they may transfer out of these funds at any time.
Merrill Lynch remained as the trustee for the balances in the closed funds, the Company Stocks, and a new Participant-directed Brokerage Account.
Contributions
Eligible employees may participate in the Plan by authorizing the Company to make a payroll contribution under the Plan ranging from 1% to 100% of bi-weekly compensation. The amount contributed will be deposited into a before-tax account. Participants’ bi-weekly contributions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant’s bi-weekly basic deposits. All of the above participants’ and Company contributions are subject to regulatory and Plan limitations.
The Plan provides for discretionary retirement savings contributions to participants hired on or after January 1, 2004. Retirement savings contributions for the years ended December 31, 2008 and 2007 were $1,496,786 and $1,234,470 respectively. The retirement savings contributions are allocated based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants.
Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 5 passively managed index funds, 7 actively managed custom-designed funds, 12 target retirement funds, the Company Stock, and a self-directed brokerage account where participants can choose from approximately 1,300 funds from 70 mutual funds families.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the ratio of the balance of that participant’s investment option account to the sum of the balances of all participants’ investment option accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participant contributions and Company’s matching contributions are fully and immediately vested. Retirement savings contributions become fully vested after three years of service.
Payment of Benefits
Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account. Profit sharing contributions and matching contributions contributed on or after January 1, 2004, may be withdrawn only at separation from service or after attaining age 59 1/2.
A participant who terminates from active service may elect to make an account withdrawal of all or a portion of their account at any time. A participant who retires from active service may withdraw all or a portion of their account in lump sum or partial payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.
Forfeited Accounts
Forfeitures can be used, as defined by the Plan, to pay administrative expenses and to reduce the amount of future Employer contributions. For the years ended December 31, 2008 and 2007, total forfeitures used to offset Employer’s discretionary retirement savings contributions amounted to $72,359 and $95,442. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $148,503 and $43,612, respectively.
Participant Loans
Participants may borrow up to one-half of their non-forfeitable account balances subject to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in installments of principal and interest by deduction from pay. A participant also has the right to repay the loan in full at any time without penalty. At December 31, 2008, the loan interest rates ranged from 4.5% to 9.25%.
Administrative Expenses
Administrative expenses, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the years ended December 31, 2008 and 2007 were $828 and $740, respectively. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end. Shares of the Company Stock are valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value. Units held in common collective trusts (“CCT’s”) are valued at the unit value as reported at year-end.
As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value rather than contract value, with an offsetting asset or liability in the Statement of Net Assets Available for Benefits. This applies even when the contracts are not held directly by the Plan but are underlying assets in the master trust investments held by the Plan. As required by the FSP, the Plan’s interest in the Master Trust related to fully benefit-responsive contracts are stated at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Accounting Standard Issued Not Yet Adopted
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). Effective for fiscal years beginning after November 15, 2008, the new standard requires enhanced disclosures about derivative and hedging activities that are intended to better convey the purpose of derivative use and the risks managed. SFAS 161 will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits. The new standard solely affects the disclosure of information.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 3 — INVESTMENTS
Investments that represent 5% or more of the net assets available for benefits as of December 31, 2008 and 2007 consisting of the Plan’s interest in the Master Trust and investment in the DuPont Company Stock.
For the years ended December 31, 2008 and 2007, the Plan’s investments appreciated (depreciated) in value, including gains and losses on investments bought and sold as well as held during the year, as follows:

	2008	2007
Company stocks	$(1,436,826)	$(306,772)
Mutual funds	(1,050,494)	(113,048)
Common collective trust funds	(120,623)	62,572
Participant-directed Brokerage Account	(110,038)	—

Net depreciation in fair value of investments	$(2,717,981)	$(357,248)

For the year ended December 31, 2008, the Plan net investment loss from interest in the Master Trust amounted to $2,767,339. For the year ended December 31, 2007, the Plan net investment gain from interest in the Master Trust amounted to $940,301.
NOTE 4 — INTEREST IN MASTER TRUSTS
As previously described, effective January 28, 2008 the Plan entered into a Master Trust Agreement with Northern Trust to establish a new Master Trust. This Master Trust contains several actively managed investments pools, and commingled index funds offered to participants as “core investment options” and “age-targeted options”. The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.
The Master Trust held at Merrill Lynch in 2007 contained a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds. The Stable Value Funds investments were transferred to the Northern Trust Master Trust on January 28, 2008. The Asset Allocation Funds were liquidated and reinvested in the Northern Trust Master Trust as part of the transition to the new investment options offered by the Plan.
At December 31, 2008, the Master Trust includes the assets of the following plans:
•	Savings and Investment Plan of E.I. du Pont the Nemours and Company

•	DuPont 401(k) and Profit Sharing Plan

•	Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
Plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was .39% and .33% as of December 31, 2008 and 2007, respectively.
Master Trust Investments
The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest.
Shares held in mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts are valued at the unit value as reported by the Master Trust at year-end.
Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the trustees’ or investment managers’ best estimates.
Forward foreign currency contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.
Swap contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
Investments denominated in currencies other than the U.S. dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.
Money market funds are valued using the amortized cost method which approximates their fair value.
As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the guaranteed investment contracts (“GIC’s”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GIC’s is determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”). The fair value of the wrapper is determined using a discounted cash flow model which considers recent rebids, discount rates and the duration of the underlying portfolio.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
The following presents the Master Trust’s net assets at December 31, 2008:

2008
Assets
Investments, at fair value
Common stocks	$671,342,429
Preferred stocks	1,885,459
Fixed income securities	25,532,985
Mutual funds	74,024,212
Common collective trusts	771,047,331
Investment contracts	5,302,911,435
Cash and short term investments	14,935,899

Total investments	6,861,679,750

Cash	100,393
Receivables for securities sold	779,964
Unrealized appreciation on forward exchange contracts	1,241,407
Accrued income	1,389,690
Other assets	10,828

Total assets	6,865,202,032

Liabilities
Payables for securities purchased	11,803,899
Accrued expenses	2,989,973
Other liabilities	354,181

Total liabilities	15,148,053

Master Trust net assets, at fair value	6,850,053,979
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	88,536,686

Master Trust net assets	$6,938,590,665

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
The following presents net investment loss for the Master Trust for the year ended December 31, 2008:

2008
Change in net appreciation (depreciation) in fair value of investments:
Investments, at market value
Common stocks	$(454,080,361)
Preferred stocks	(606,243)
Mutual funds	(36,987,497)
Commingled funds	(295,708,830)
Fixed income securities	(2,411,350)
Other	19,657
Net foreign currency exchange losses	(1,660,366)
Net depreciation on swap agreements	(68,412)
Net appreciation on forward exchange contracts	2,001,809
Net appreciation on futures contracts	876,102

Total decrease from investments	(788,625,491)

Investment income (expense):
Interest	283,913,122
Dividends	18,144,929
Administrative expenses	(7,859,207)

Net investment loss	$(494,426,647)

Total realized loss on the sale of common collective trusts sold as part of the Master Trust transition to the new Master Trust was $6,076,233.
The following presents the Master Trust’s total assets at December 31, 2007:

2007
Investment contracts, at fair value	$5,006,302,387
Mutual funds	646,569,704
Common collective trust funds	73,909,014

Master Trust net assets, at fair value	5,726,781,105
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(98,948,275)

Master Trust net assets	$5,627,832,830

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
The following presents net investment income for the Master Trust for the year ended December 31, 2007:

2007
Interest on Investment contracts	$296,749,774
Net appreciation in fair value of Common/collective trust funds	5,560,259

Total	$302,310,033

Investments of the Master Trusts that represent 5% or more of the Trust assets were as follows:

	2008	2007
Underlying Assets on Synthetic GIC’s
GEM Trust Short Duration	$648,401,561	$510,008,389
GEM Trust Risk-Controlled 1	637,726,645	618,091,654
GEM Trust Risk-Controlled 2	619,754,004	624,516,844
GEM Trust Opportunistic 1	495,476,947	580,000,548
GEM Trust Opportunistic 2	647,202,659	657,814,264
GEM Trust Opportunistic 3	525,796,789	631,967,221
PIMCO Low Duration Fund	556,523,428	480,907,120
Mutual Funds
ML Premier Institutional Fund	—	646,569,704
Description of the Master Trust’s Investment Contracts
The Master Trust Stable Value Fund invests in traditional GIC’s, and synthetic GIC’s, which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 3.32% to 5.83% for the year ended December 31, 2008 and from 4.40% to 6.19% for the year ended December 31, 2007. The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 4.28% for the year ended December 31, 2008 and 5.49% for the year ended December 31, 2007. The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 4.83% for the year ended December 31, 2008 and 5.04% for the year ended December 31, 2007.
For traditional GIC’s the insurer maintains the assets in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GIC’s, backed by underlying assets, provide for a guaranteed return on principal and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.
The contract or crediting rates for certain stable value investment contracts are reset six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.
Based on certain events specified in fully benefit-responsive investment contracts (i.e., GICs and synthetic GICs), both the Plan/Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.
Examples of termination events that permit issuers to terminate investment contracts include the following:
•	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

•	The Trust ceases to be exempt from federal income taxation under Section 501(a) of the Code.

•	The Plan/Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Trust or its representative makes a material misrepresentation.

•	The Plan/Trust makes a material amendment to the Plan/Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.
For synthetic GICs, additional termination events include the following:
•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.
At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.
For synthetic GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
Plan/Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic GIC that terminates the contract with another synthetic GIC issuer. Both options help maintain the stable contract value.
Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.
Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.
Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s market risk by holding or purchasing offsetting positions.
As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.
The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.
NOTE 5 — FAIR VALUE MEASUREMENTS
On January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the fair values of the Plan and Master Trust investment asset and liabilities by level within the fair value hierarchy, as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Participant-directed Brokerage Account	$246,237	$—	$—	$246,237
Company stocks	2,130,488	—	—	2,130,488
Mutual funds	469,935	—	—	469,935
Participant loans	—	—	1,444,161	1,444,161

Total Plan’s investments	$2,846,660	$—	$1,444,161	$4,290,821

Master Trust’s investments:
Common stocks	$669,061,967	$2,280,462	$—	$671,342,429
Preferred stocks	1,885,459	—	—	1,885,459
Fixed income securities	—	25,532,985	—	25,532,985
Mutual funds	74,024,212	—	—	74,024,212
Common collective trusts	—	771,047,331	—	771,047,331
Investment contracts:
Traditional GIC’s	—	924,277,687	—	924,277,687
Wrapper contracts	—	102,373,613	—	102,373,613
Underlying assets on synthetic GIC’s*	556,523,428	3,719,736,707	—	4,276,260,135
Cash and short term investments	—	14,935,899	—	14,935,899

Total Master Trust investments	1,301,495,066	5,560,184,684	—	6,861,679,750

Other financial instruments**	(42,394)	1,202,452	—	1,160,058

Total Master Trust assets	$1,301,452,672	$5,561,387,136	$—	$6,862,839,808

*	Underlying assets on synthetic GIC’s fixed income securities, commingled funds, and mutual funds.

**	Other financial instruments include swaps, forwards, futures and options.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
The table below sets forth a summary of changes in the fair value of the Plan and Trust’s level 3 investment assets for the year ended December 31, 2008:

Participant
loans
Balance, beginning of year	$1,318,059
Purchases, sales, issuances, maturities and settlements (net)	126,102

Balance, end of year	$1,444,161

NOTE 6 — CONOCOPHILLIPS STOCK
On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100% owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2002, Conoco Stock Fund became ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $201,228 and $404,757 at December 31, 2008 and 2007, respectively.
NOTE 7 — TAX STATUS
The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. The Company has received a favorable tax determination letter from the Internal Revenue Service dated September 3, 2003. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the financial statements.
NOTE 8 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. The Plan offers DuPont Company Stock as an investment option. At December 31, 2008 the Plan held 76,255.338 shares of DuPont common stock valued at $1,929,260. At December 31, 2007 the Plan held 81,018.523 shares of DuPont common stock valued at $3,572,107. The Plan purchased $815,768 and $605,433 of stock during the years ended December 31, 2008 and 2007, respectively. The Plan sold $1,074,956 and $870,770 of stock during the years ended December 31, 2008 and 2007, respectively.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
In addition, the assets of the Stable Value Fund are managed by DCMC, a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GIC’s allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was $2,124,557 and $2,198,464 for the years ended December 31, 2008 and December 31, 2007, respectively.
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$32,787,509	$35,540,216
Amounts allocated to withdrawing participants at December 31, 2008	—	(51,329)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(313,361)	370,930

Net assets available for benefits per the Form 5500	$32,474,148	$35,859,817

The following is a reconciliation of Master Trust loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Net depreciation in value of Master Trust included in the financial statements	$(2,767,339)
2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(313,361)
2007 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(370,930)

Net depreciation in value of Master Trust per the Form 5500	$(3,451,630)

The following is a reconciliation of the benefits paid to participants per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Benefits paid to participants per the financial statements	$3,816,004
Amounts allocated to withdrawing participants at December 31, 2007	(51,329)

Benefits paid to participants per the Form 5500	$3,764,675

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements
December 31, 2008 and 2007
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.
NOTE 10 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in all employer contribution.
NOTE 11 — RISKS AND UNCERTAINTIES
The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Supplemental Schedule

Thrift Plan for Employees of Sentinel Transportation, LLC
Schedule of Assets (Held at End of Year) as of December 31, 2008
Form 5500, Schedule H, Part IV, Line I

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value
	AIM Constellation Fund Instl	Registered Investment Company	**	$14,152
	AIM Charter Fund Institutional CL	Registered Investment Company	**	164
	Fidelity Equity Income Fund	Registered Investment Company	**	12,205
	Fidelity Fund PV 1	Registered Investment Company	**	23,894
	Fidelity Low Priced Stock Fund	Registered Investment Company	**	32,000
	Fidelity Magellan Fund	Registered Investment Company	**	30,466
	Franklin Balance Sheet Investment Fund Adv	Registered Investment Company	**	57,375
	Franklin Growth Fund Adv Class	Registered Investment Company	**	5,241
	Franklin Small-Mid Cap Growth Adv CL	Registered Investment Company	**	23,031
	Janus Enterprise Fund	Registered Investment Company	**	43,455
	Janus Research Fund	Registered Investment Company	**	44,734
*	Blackrock Global Growth Fund Class I	Registered Investment Company	**	39,619
*	Blackrock Intl Value Fund Class I	Registered Investment Company	**	104,732
*	Blackrock Basic Value Fund Class I	Registered Investment Company	**	6,604
	Templeton Growth Fund	Registered Investment Company	**	7,597
	Templeton Institutional	Registered Investment Company	**	24,666
*	DuPont Company Stock	Company Stock Fund	**	1,929,260
	ConocoPhillips Stock	Company Stock Fund	**	201,228
*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	26,650,263
*	Participant-directed Brokerage Account		**	246,237

*	Participant Loans	4.5% to 9.25% Maturing from March 2009 - February 2018	**	1,444,161

	Investment Total			$30,941,084

*	Party in Interest

**	Cost not required for participant directed investments